Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated

April 25, 2013 to Prospectus dated November 22, 2011

Registration No. 333-178121

W. R. Berkley Corporation

$350,000,000 5.625%

SUBORDINATED DEBENTURES DUE 2053

Issuer:	W. R. Berkley Corporation

Securities:	5.625% Subordinated Debentures due 2053

Security Type:	Subordinated Debentures

Anticipated Ratings*:	Moody’s: Baa3 (stable) / S&P: BBB- (stable)

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	April 25, 2013

Settlement Date (T+5):	May 2, 2013

Maturity Date:	April 30, 2053

Underwriting Discount:	$0.7875 per Subordinated Debenture sold to retail investors and $0.5000 per Subordinated Debenture sold to institutional investors

Principal Amount:	$350,000,000

Proceeds (after underwriting discount and before expenses):	$340,461,246

Price to Public:	$25 plus accrued interest, if any, from May 2, 2013 to the date of delivery

Coupon:	5.625%

Interest Payment Dates:	Quarterly on the 30th of each January, April, July and October, commencing on July 30, 2013

Record Dates:	Interest payments on the debentures will be made to the holders of record at the close of business on January 15, April 15, July 15 or October 15, as the case may be, immediately preceding such January 30, April 30, July 30 or October 30, whether or not a business day.

Optional Redemption:

The Issuer may elect to redeem the Subordinated Debentures:

in whole at any time or in part from time to time on or after May 2, 2018, at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; provided that if the Subordinated Debentures are not redeemed in whole, at least $25 million aggregate principal amount of the Subordinated Debentures must remain outstanding after giving effect to such redemption;

in whole, but not in part, at any time prior to May 2, 2018, within 90 days of the occurrence of a “tax event” at a redemption price equal to their principal amount plus accrued and unpaid interest to, but excluding, the date of redemption; or

in whole, but not in part, at any time prior to May 2, 2018, within 90 days of the occurrence of a “rating agency event” at a redemption price equal to the greater of (a) their principal amount or (b) a make-whole amount of the treasury rate plus 40 basis points, in each case, plus any accrued and unpaid interest to, but excluding, the date of redemption.

Use of Proceeds:	We intend to use the net proceeds from this offering for the repayment of $250 million aggregate principal amount of the Issuer’s 6.750% Subordinated Debentures due 2045 currently held by W. R. Berkley Capital Trust II and the remainder for general corporate purposes. W. R. Berkley Capital Trust II will use the proceeds of such repayment to redeem $250 million liquidation amount of its 6.750% Trust Originated Preferred SecuritiesSM (“TOPrS SM”) (liquidation amount of $25 per TOPrS).

CUSIP; ISIN:	084423 409; US0844234098

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com, Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, or Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or cmclientsupport@wellsfargo.com.

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